Exhibit 99.2

E-commerce champions join forces:

Kaspi.kz to become controlling shareholder in Türkiye’s Hepsiburada

Almaty, 18 October 2024 - Joint Stock Company Kaspi.kz (“Kaspi.kz” NASDAQ: KSPI) has announced that it has signed a definitive agreement with Hanzade Doğan, the founder and controlling shareholder of D-Market Electronic Services & Trading (“Hepsiburada” NASDAQ: HEPS), and Vuslat Doğan Sabancı, Begüm Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan to acquire 65.41% of all the total outstanding Class A and Class B shares of Hepsiburada.

Founded in 2000 by Hanzade Doğan, Hepsiburada has long been one of Türkiye’s leading e-commerce platforms. The company grew by focusing on customer service, technology, logistics and a broad assortment of products across various retail categories. For fiscal year 2023, the company recorded around $4 billion in gross merchandise value (GMV), served around 12 million consumers and 101 thousand merchants. For first half of 2024, Hepsiburada was EBITDA positive and equivalent to 2.4% of GMV.

The aggregate consideration for the transaction is approximately $1,127 million, payable in cash in two installments. The transaction is subject to customary closing conditions and regulatory approvals in Türkiye, with closing expected in the first quarter 2025.

Mikheil Lomtadze, CEO and co-founder of Kaspi.kz, commented:

“We are excited about the opportunity to join forces with Hepsiburada, one of the leading e-commerce companies in Türkiye. Expanding our addressable market to 100 million people has been an important strategic priority for Kaspi.kz.

Hepsiburada is a strong cultural fit with Kaspi.kz given its innovative culture, focus on providing high quality services to consumers and merchants and commitment to long-term sustainable growth. Like Kaspi.kz, Hepsiburada is a highly entrepreneurial company and home-grown e-commerce champion, built by a visionary founder. Both companies are driven by a similar purpose, namely to improve consumers’ and merchants’ lives.

Hepsiburada is EBITDA positive, which is a strong testament to the current shareholders and management team who have focused on profitable growth rather than growth at all costs.

Going forward following the closing of the transaction both companies will maintain distinct brands and operating structures. We are aiming to leverage the combined knowledge and technology that the Kaspi.kz and Hepsiburada teams bring, as we plan to jointly continue advancing e-commerce and digital services in Türkiye and Kazakhstan. We believe that SMEs and entrepreneurs in Kazakhstan and Türkiye will benefit from new opportunities between our countries.”

Hanzade Doğan, Founder and Chairwoman of Hepsiburada, commented:

“Today marks a significant milestone for Hepsiburada Group, which I founded 24 years ago. As a pioneer in Türkiye’s digitalization journey through innovative e-commerce practices, Hepsiburada now embarks on an exciting future with Kaspi.kz, Kazakhstan’s largest company by market capitalization. I’m immensely proud of Hepsiburada’s journey, its approximately 10,000-strong workforce, 101 thousand merchants, and 12 million customers.

Our entire ecosystem has worked tirelessly to build one of Türkiye’s most powerful brands. In 2021, we achieved the honor of becoming Türkiye’s first and only NASDAQ-listed company, raising our nation’s flag among global tech giants.

My vision for Hepsiburada is one of sustainable growth and increased value creation. Kaspi.kz, with its focus on improving people’s lives through innovative solutions and status as a NASDAQ-listed company, is the ideal partner to help Hepsiburada reach its full potential.

Recognized as an inspiring success story in the global technology world, Kaspi.kz’s commitment, trust, and investment in Türkiye will undoubtedly strengthen Hepsiburada’s position in the country’s e-commerce sector.

I extend my heartfelt gratitude to all our stakeholders who have believed in the values that have shaped Hepsiburada. As we embark on this new chapter, I wish both Hepsiburada and Kaspi.kz great success in their shared journey ahead.”

Details of the Transaction

On 17 October 2024 Kaspi.kz signed a stock purchase agreement with Hanzade Doğan, Vuslat Doğan Sabancı, Begüm Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Işıl Doğan to purchase Class A and Class B shares representing 65.41% of the total outstanding share capital of Hepsiburada. The aggregate consideration for the transaction is approximately $1,127 million, payable in cash in two tranches: (i) $600.0 million at closing, and (ii), $526.9 million no later than in six months post-closing.

To finance the investment, Kaspi.kz intends to use its own cash from operations and cash at hand. Following the recent assignment of BBB- investment grade credit rating by Fitch, Kaspi.kz may explore opportunities in debt capital markets, subject to terms and market conditions; however, no such arrangements or commitments are currently being negotiated or contemplated.

Subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies, the transaction is expected to close in the first quarter 2025.

DLA Piper LLP (USA), Akol Law (Türkiye) and Kinstellar Almaty (Kinstellar LLP) served as legal counsels to Kaspi.kz for this transaction. Sullivan & Cromwell LLP (USA), Kabine Law Office (Türkiye) and Dentons LLP (Kazakhstan) served as legal counsels to the Doğan Family.

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi Super App for consumers and Kaspi Pay Super App for merchants.

The Kaspi.kz Super App is Kazakhstan’s most popular mobile app, with 14 million MAU in 2023, 9.1 million of whom access our services daily. The Kaspi Pay Super App is the digital partner of choice for businesses and entrepreneurs in Kazakhstan, with 581 thousand merchant partners in 2023.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, offering over 264 million stock keeping units across over 30 product categories to its customers. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the “Technology Empowerment for Women Entrepreneurs” programme in 2017, which has supported approximately 55 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Through its comprehensive offerings and commitment to social responsibility, Hepsiburada continues to shape the e-commerce landscape in Türkiye, providing innovative solutions for businesses and consumers alike.

For further information

david.ferguson@kaspi.kz +44 7427 751 275

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to consummate the Agreement and the transactions contemplated thereby; our ability to realize the benefits of the transactions contemplated by the Agreement; our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2024 and our other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.